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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Company Contact:

Investor Relations Contact

Hilel Kremer

Ehud Helft/Kenny Green

CFO

Gelbart Kahana International

Magic Software Enterprises Ltd.

1-866-704-6710

(972) 3.538.2994

Ehud@gk-biz.com

Hilelk@magicsoftware.com

Kenny@gk-biz.com

Magic Software Announces First Quarter Results

Significant Growth in Applications and Maintenance Revenue

OR YEHUDA, ISRAEL (May 10, 2005) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, reported today its results for the quarter ended March 31, 2005. The results show a 33% and 27% increase in revenue from Applications and from Maintenance and Support, respectively, despite a 6% drop in total revenue compared with last year.

First Quarter Results

Total revenue for the first quarter ended March 31, 2005 were $15.50 million, a decrease of 6% from the $16.45 million reported in the comparable quarter of 2004.

License sales for the quarter, at $4.87 million, decreased 11% from $5.46 million in the first quarter of 2004. Application sales for the quarter were $2.21 million, an increase of 33% from $1.66 million in the comparable quarter.

Revenue from maintenance and support, at $3.55 million, increased 27% from $2.80 million in the first quarter of 2004, reflecting the accelerated efforts the company has been making in customer retention and customer loyalty. Consulting and other services revenues, at $4.88 million , decreased 25% from $6.53 million for the comparable quarter of last year.

Gross profit margin for the first quarter of 2005 amounted to 60%, compared to a margin of 61% in the equivalent quarter in 2004. The company also reported other income of $1.17 million in its subsidiary AAOD. Net profit for the first quarter of 2005 was $163,000  (or $0.01 per share) compared with a net profit of $718,000 (or $0.02 per share) in the first quarter of 2004.

In the first quarter of 2005, Europe accounted for 40% of total revenues, while North America and Japan accounted for 30% and 20%, respectively. The rest of the world accounted for 10% of total revenues in the quarter.

“Despite a weak quarter, especially in Europe, we have achieved significant growth in application, as well as in maintenance and support revenue. Our initiative with SAP business partners worldwide is progressing and we are engaged with many of them in upcoming projects, involving a joint platform of SAP Business One and iBOLT.” said Menachem Hasfari, CEO of Magic Software. "A combination of weak economies in some countries and last minute lost deals caused our below-expectation results in the quarter. The decline in our income is obviously attributable to lower sales, but also to accelerated investments in sales and marketing we have been making in the iBOLT program. I believe that the results we are showing for the quarter are in no way indicative of the overall trend for the rest of the year.”

Accomplishments:

The following highlights were announced, or occurred since Magic Software Enterprises' last earnings statement:

Magic released its latest iBOLT version 2.5. This new version along with its predecessor iBOLT 2.0 were the subject of extremely positive analyst and media coverage including:

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Placement as a Challenger in the Gartner Magic Quadrant for Business Rules Engines.

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Magic's iBOLT Achieves Gold Award Accreditation in the City Compass B.I.S.S. for Financial Services.

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Placement as a Visionary in the Gartner Magic Quadrant for Integration Backbone Software.

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Extremely positive reviews by both eWeek and The Butler Group.

Some of the iBOLT deals announced in the reported quarter include:

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Transaction Auditing Group (TAG) of the USA - a pioneer in the field of independent "best execution" trade analysis, regulatory, and customized reporting

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Primagas - one of Germany's largest suppliers of liquid gas.

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The Transportation Authority of Miskolc City – Hungary’s second largest city.

Business Development Highlights:

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Magic started to implement the SAP Business One partnership in numerous countries worldwide, and followed by training courses and pilot projects.

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Magic participated in FKOM, SAP’s annual kickoff event in Florida, and presented iBOLT to SAP partners

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Magic partnered with Bwise, an Enterprise Risk Management, Corporate Compliance and Internal Control software provider. This Alliance enhances Magic’s appeal and access to the Corporate Governance and Compliance market.

Magic opened its first office in China. This office has already completed a number of Proof-Of- Concepts for some large corporations and government agencies.

Conference Call

Magic Software will host a conference call today, Tuesday, May 10, 2005. The conference call will begin at 9am EST, 2pm GMT, or 4pm in Israel, to discuss the Company’s first quarter financial results. To participate, interested parties should call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1 866 229 7198

From Canada: 1 866 485 2399

From Israel: 03 918 0609

All others: +972 3 918 0609

Callers should reference the Magic Software earnings conference call.

A replay of the conference call will be available approximately 48 hours after the call ends, and will be available for three months, at http://www.magicsoftware.com/investors.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Consolidated Statement of Operations

(US Dollars in Thousands)

	Three months ended March 31,
	2005 (Unaudited)	2004 (Unaudited)
Revenues
Software sales	$4,870	$5,461
Applications	2,208	1,664
Maintenance	3,545	2,795
Consultancy & other services	4,880	6,534
Total revenues	$15,503	$16,454

Cost of revenues
Software sales	1,508	1,868
Maintenance	873	803
Consultancy & other services	3,797	3,769
Total cost of revenues	$6,178	$6,440

Gross profit	$9,325	$10,014

Research & development, net	1,054	1,205
Sales, marketing, and general & administrative expenses	8,237	7,777
Depreciation	430	439
Operating income (loss)	$(396)	$593

Financial expenses, net	320	114
Other income	1,169	_-
Income before taxes	$453	$479
Taxes on income	231	__-__
Income before equity in earnings of affiliates minority Interest	$222	$479
Equity in earnings of affiliates	53	-
Minority interest in income of subsidiaries	112	(239)
Net income	$163	$718

Basic earnings per share	$0.01	$0.02
Diluted earnings per share	$0.01	$0.02
Weighted avg. shares outstanding (000’s)	31,144	30,647
Diluted weighted avg. shares outstanding (000’s)	31,904	32,501

Consolidated Balance Sheets

(US Dollars in Thousands)

	March 31, 2005 (Unaudited)	December 31, 2004
Assets
Current assets
Cash and cash equivalents	$8,794	$7,580
Short term marketable securities	5,096	5,223
Accounts receivable
Trade receivables	19,366	20,543
Other receivables and prepaid expenses	5,584	3,432
Inventory	743	433
Total current assets	39,583	37,211

Severance pay fund	2,009	2,033
Long term deposits	853	587
Investments in affiliated companies	232	179
Fixed assets, net	7,309	7,540
Goodwill	21,210	21,684
Other assets, net	11,006	11,051
Total assets	$82,202	$80,285

Liabilities
Current liabilities
Short-term bank debt	$2,299	$2,223
Trade payables	2,634	2,920
Accrued expenses and other liabilities	15,111	12,216
Total current liabilities	20,044	17,359

Long-term loans	99	94
Accrued severance pay	2,417	2,455
Minority interests	876	830

Shareholders' equity
Share capital	827	827
Capital surplus	105,631	106,298
Treasury stock	(6,152)	(5,875)
Accumulated deficit	(41,540)	(41,703)
Total shareholders' equity	58,766	59,547
Total liabilities and shareholders’ equity	$82,202	$80,285

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: May 10, 2005